UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   March, 2007

Commission File Number

000-51747

Sprout Development Inc.

(Translation of registrant’s name into English)

Alimou 8; 17455 Alimos; Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F    X

Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes

  No X

If  “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprout Development Inc.

(Registrant)

Date:

March 19, 2007

By:

/s/ Rick Walchuk

Name:  Rick Walchuk – Chief Executive Officer

Departure of Directors and Principal Officers:

The Issuer provides notification of the departure of Directors and Principal Officers as described below:

On March 14, 2007, Mr. Darryl Cozac tendered his resignation as Chief Executive Officer, President, Chief Financial Officer and Director and Mr. James Balsara tendered his resignation as Secretary-Treasurer and Director.

Appointment of Directors and Principal Officers.

On March 14, 2007, Mr. Rick Walchuk was appointed as President of the Issuer and a Director of the Issuer.

Mr. Walchuk is presently partnered with Bruca Trading Ltd., a private consulting firm in Athens, Greece; and has been part of the company since January 2007.  Mr. Walchuk has been self-employed providing consulting services since January 2006.  From April 2004 to December 2005, Mr. Walchuk was  a consulting partner and shareholder of Acrongenomics Inc., an OTCBB company, located in Athens.  Prior to this, Mr. Walchuk was CEO of Acrongenomics from April to July 2004.  From April 1990 to March 2004, Mr. Walchuk was a stockbroker with Blackmont Capital Inc. located in Calgary, Alberta.

Mr. Walchuk is not a director or officer of any other reporting companies.

On March 14, 2007, Mr. Michael Soursos was appointed as Secretary and Treasurer and a Director of the Issuer.

Mr. Soursos is also presently partnered with Bruca Trading Ltd., a private consulting firm in Athens, Greece, and he has been part of the company since January 2007.  Mr. Soursos was self-employed providing private business and investment services for the past several years.  From April 2004 to June 2006, Mr. Soursos, in addition to his private consulting business, was President of Eurogenet Labs, a private Research and Development laboratory in Athens, Greece.

Mr.  Soursos is not a director or issuer of any other reporting companies.

 On March 14, 2007, Ms. Danforth was appointed a Director of the Issuer.   Ms. Danforth  is presently the CEO and President of FACT Corporation, a company which trades on the over-the-counter bulletin board and  has been a director and Secretary-Treasurer of Food and Culinary Technology Group Inc., a subsidiary of FACT Corporation since November 7, 2001, and President since July 22, 2002. Ms. Danforth was also named Secretary-Treasurer and appointed to the Board of Directors of FACT Products Inc. on November 5, 2001, and has been President and a director of Wall Street Investment Corp since November 15, 2001.  Ms. Danforth became the President, Secretary and Treasurer, as well as a director of Wall Street Real Estate Ltd. upon its incorporation on July 23, 2002.   All of these foregoing companies are subsidiaries of FACT Corporation.  She is the President and sole director of Argonaut Management Group, Inc., her private consulting company.

Over the past ten years, Ms. Danforth has worked for both private and publicly traded companies, providing management and direction. She has extensive experience in start up operations, and her range of experience with publicly traded corporations listed on both Canadian and US exchanges includes all aspects of public reporting, corporate finance and shareholder communications. She has worked in a broad range of industry sectors including natural resources and technology. Ms. Danforth continues to provide consulting services to other private and public corporations on a limited basis, and sits as a director on  the boards of the following reporting companies:

Grand Cru Resources Corp and Templar Resources Corporation both CDN reporting companies.

Change in Control of the Registrant

On March 14, 2007, Mr. Daryl Cozac sold a total of 13,990,000 Class A common shares of the Issuer to Neranion Holdings Ltd. for cash consideration of $104,940.00.  The 13,990,000 Class A common shares represents 78% of the total issued and outstanding shares of the Issuer.  The funds were a cash payment from company funds of Neranion Holdings Ltd.  There are no arrangements or understandings among members of either control group and their associates with respect to election of directors or other matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROUT DEVELOPMENT INC.

By: /s/ Rick Walchuk

Name:

Rick Walchuk

Title:   President & CEO

Date: March 19, 2007

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